[Letterhead of Imaging Diagnostic Systems, Inc.]

May 17, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso, Branch Chief

Re:	Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, to our Registration Statement on Form S-1 (File No. 333-175492)

Dear Mr. Mancuso:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Imaging Diagnostic Systems, Inc. hereby requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-175492) together with all exhibits thereto, which was originally filed on July 12, 2011.

This Registration Statement was not declared effective and no common shares were issued in connection with this Registration Statement.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Mary Beth Breslin (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)